May 28, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Schiff Nutrition International, Inc.
Form 10-K for the Year Ended May 31, 2009
Filed August 20, 2009
Proxy Statement on Schedule 14A
Filed September 24, 2009
Form 10-Q for the Quarter Ended August 31, 2009
Filed October 8, 2009
Form 10-Q for the Quarter Ended November 30, 2009
Filed January 8, 2010
Form 10-Q for the Quarter Ended February 28, 2010
Filed April 7, 2010
File No. 001-14608

Dear Mr. Owings:

On behalf of Schiff Nutrition International, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we are providing the Company’s response to the comment letter dated May 18, 2010 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and addressed to Mr. Bruce J. Wood, the Company’s President and Chief Executive Officer.  The Comment Letter relates to the Company’s Form 10-K for the fiscal year ended May 31, 2009, the Company’s Form 10-Qs for the quarterly periods ended August 31, 2009, November 30, 2009 and February 28, 2010 and the Company’s Definitive Proxy Statement filed September 24, 2009.

The material in italics below sets forth the Staff’s comment, followed by our response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable filings.

Form 10-K for the Fiscal Year Ended May 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.
We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements.  It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks.  Therefore, in future filings please give consideration to providing:

•
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business   and a discussion of management’s view of the implications and significance of the information; and

•
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

An example of where you could elaborate is including here some of the information contained in “Industry Overview” on page 3 and “Competition” on page 6, and discussing how management intends to deal with these issues.

response

The Company acknowledges the Staff’s comment and will expand the “Overview” section included in its Management’s Discussion and Analysis in future filings to highlight matters on which management focuses in evaluating financial condition and results of operations and to identify material challenges and risks. Certain information already included in other sections of our Form 10-K will also be presented in this section.  An example of the expanded version is presented below.

“Schiff Nutrition International, Inc. develops, manufactures, markets and distributes branded and private label vitamins, nutritional supplements and nutrition bars in the United States and throughout the world.  We offer a broad range of capsules, tablets and nutrition bars.  Our portfolio of recognized brands, including Schiff, Move Free, MegaRed and Tiger’s Milk, is marketed primarily through the mass market (including club) and, to a lesser extent, health food store distribution channels.

According to the “Nutrition Business Journal,” the market for vitamins, minerals and supplements in the United States was estimated to be approximately $25.2 billion in 2008.  We believe that the market has reached its present size due to a number of factors, including increased awareness of the health benefits of dietary supplements, a growing population of older Americans, successful new product introductions, and a trend towards preventative measures and healthy living.

In recent years, nutritional supplement companies, analysts, publications and other industry sources have referenced a slower growth rate, particularly in terms of sales dollar growth, in the nutritional supplement industry.  We believe that the slower growth rate is due in part to, among other factors, increased competition, including increasing competition from pharmaceutical and food companies, increased market and pricing competition, including from private label products, the general economic slowdown in the United States, the lack of industry-wide “blockbuster” products, negative publicity regarding certain nutritional supplement ingredients and companies, and the general maturing of the industry.

Our Schiff brand, which consists primarily of our joint care products, including Move Free, as well as other specialty vitamins, minerals and supplements, including MegaRed, has historically accounted for approximately 65% to 75% of total net sales. Our concentration in the Move Free brand and the joint care category is significant with our Move Free product historically constituting approximately 40% to 50% of total net sales.  We provide significant selling and marketing support intended both to defend our Schiff business against competition, including private label, and ultimately to increase our market share.  These selling and marketing activities can significantly impact our profitability.

Private label products, which we produce for certain retail customers where we sell our branded products, have historically accounted for approximately 20% to 30% of total net sales.  Private label business is highly competitive and price-sensitive, often subject to competitive bidding processes at the retailer’s discretion, which could impact, potentially significantly, our overall net sales and profit margins.

In addition, changes in our branded/private label sales mix can significantly impact our profitability because the gross profit percentage associated with private label sales is generally significantly lower than that for branded sales.

The vast majority of our branded and private label products are marketed and distributed, both domestically and internationally, in the mass market retail channel.  Our products are sold throughout the United States in the stores of leading retailers, including warehouse clubs, mass merchandisers, drug stores and supermarkets.  Our sales concentration in two customers is significant. Combined, these customers have historically accounted for approximately 70% to 80% of total net sales.

We also export certain Schiff products, primarily in the joint care category, to various international markets, including primarily the Pacific Rim (Asia), Mexico and the United Kingdom.  Export net sales, which have historically accounted for less than 5% of total net sales, have been increasing at a higher rate than our domestic sales in recent years.

Raw materials, particularly certain raw materials contained in our joint care and omega-3 category products, account for a significant portion of our total cost of goods sold.  Fluctuations in the cost of these key raw materials can significantly impact our profitability.  We attempt to maintain an adequate supply of the these key raw materials at prices that enhance our profitability by developing and maintaining relationships with our principal suppliers, including identifying and qualifying alternative suppliers for the same key materials, if possible; entering into long-term supply and license agreements and/or forward purchase commitments, where appropriate; and maintaining adequate safety stocks of inventory as deemed necessary.

We manufacture the majority of our products in a capsule and tablet manufacturing facility in Salt Lake City, Utah, which includes our main distribution center and primary administrative offices and also contains our nutrition bar manufacturing operations.  Our Salt Lake City capsule and tablet facility is designed and operated to meet the current Good Manufacturing Practices as promulgated by the US FDA in 21CFR Part III.

Our competition includes numerous nutritional supplement companies that are highly fragmented in terms of geographical market coverage, distribution channels and product categories.  In addition, large pharmaceutical companies and packaged food and beverage companies compete with us in the nutritional supplement market.  These companies and certain nutritional supplement companies have broader product lines and/or larger sales volumes than us and have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities.  In addition, private label products of our customers compete directly with our products.

To maintain our competitive market share, we attempt to differentiate our products through continuous product innovations; including the introduction of a new Advanced formula for our Move Free product in fiscal 2006 and the introduction of a smaller tablet for our joint care category products in fiscal 2008.  We also attempt to grow and/or maintain our market share through the introduction of new products, such as MegaRed, an omega-3 krill oil product, successfully launched in fiscal 2008, as well as growing our export business.  In addition, we actively pursue opportunities to maintain and grow our private label business since, in several product categories, private label items are the market share leaders.  The acquisition of private label business also enhances our already strong customer relationships and helps drive purchasing and manufacturing cost efficiencies.  We believe our comprehensive quality control standards and superior customer service also enhance our customer relationships and assist in differentiating our products.”

The overview section then continues with a period-specific overview, including a discussion of any other known trends that would cause our reported financial information not to be necessarily indicative of future operating performance or financial condition. For example, the overview section of the Company’s quarterly report for the quarter ended February 28, 2010 disclosed the competitive bidding process taking place in our private label business and its potential impact on our net sales and profit margins for fiscal 2011.

Liquidity and Capital Resources, page 21

2.
You mention here that your New Credit Facility can be used to fund your normal working capital and capital expenditure requirements.  Please revise to quantify your historical and future capital expenditures and explain how those amounts have been and will be spent.

response

The Company respectfully submits that during the past five fiscal years it has not drawn upon its credit facility and its capital expenditures have not been of a material amount, ranging from approximately $2.4 to $4.4 million annually.  These capital expenditures have related primarily to capacity expansion, maintenance, regulatory compliance and cost efficiency enhancements.  The Company acknowledges the Staff’s comment and will describe and quantify in its future filings any material draw downs on its credit facility and its uses as well as material capital expenditures during the historical periods covered by its filings and will describe and estimate any material capital expenditure commitments for the subsequent fiscal years.

Item 9A.  Controls and Procedures, page 24

3.
We note your disclosure indicates that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives....”  Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

response

The Company acknowledges the Staff’s comment and will revise its future filings to disclose within Item 9A. entitled “Controls and Procedures,” that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, if true, that the Company’s principal executive and financial officers have concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level.

Item 15.  Exhibits, page 27

4.	It appears that certain of the schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example, we do not see certain schedules and/or exhibits to:

•	Exhibit 4.1, the revolving credit agreement dated June 30, 2004; and

•	Exhibit 4.3, the loan agreement dated August 18, 2009;

Please refile these agreements, including all related schedules and exhibits.

response

The Company respectfully submits that the Revolving Credit Agreement dated as of June 30, 2004 between Schiff Nutrition Group, Inc. and KeyBank National Association expired by its terms on June 30, 2009.  As this contract was entered into in June 2004, more than two years ago, and has since expired, the Company intends to remove this contract from its future filings in accordance with Regulation S-K 601(b)(10).

The Company will refile the Loan Agreement dated as of August 18, 2009 between Schiff Nutrition Group, Inc. and U.S. Bank National Association, together with all schedules and exhibits thereto, with its upcoming Form 10-K for the year ended May 31, 2010.  The Company will evaluate at that time whether to seek confidential treatment for certain information within these schedules and exhibits pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and file the appropriate request, if necessary.

Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Overview, page 12

Components of Compensation, page 13

Annual Performance Based Cash Bonuses, page 14

5.	Please further define and clarify the “pre-management incentive cost income from continuing operations before income taxes” target, including how that amount is calculated.

response

The Company respectfully submits that it qualifies as a “smaller reporting company” under Item 10(f) of Regulation S-K, having less than $75 million in public common equity float as of the last business day of its most recently completed second fiscal quarter, and as such is not required to comply with Item 402(b) of Regulation S-K. However, the Company believes providing an overview and summary of its compensation programs is of more value to its stockholders than eliminating a compensation overview section entirely.  Therefore, the Company voluntarily elected to provide an overview and summary of its compensation programs in its proxy statement.

The Company acknowledges the Staff’s comment and in future filings intends to voluntarily provide the following additional disclosure: “Pre-management incentive cost income from continuing operations before income taxes” is based on the Company’s Consolidated Statements of Income line item “Income before income taxes,” adjusted primarily to negate the impact of applicable incentive plan expenses for the applicable fiscal year.

Performance-Based Long Term Awards, page 14

6.	Please revise to discuss in greater detail the three pre-established financial performance targets used to determine long term awards.

response

The Company respectfully submits that it qualifies as a “smaller reporting company” under Item 10(f) of Regulation S-K, having less than $75 million in public common equity float as of the last business day of its most recently completed second fiscal quarter and as such is not required to comply with Item 402(b) of Regulation S-K. However, the Company believes providing an overview and summary of its compensation programs is of more value to its stockholders than eliminating a compensation overview section entirely.  Therefore, the Company voluntarily elected to provide an overview and summary of its compensation programs in its proxy statement.

The Company acknowledges the Staff’s comment and in future filings intends to voluntarily provide the following additional disclosure:

a.
“Cumulative Net Sales” means total gross sales minus total sales allowances, discounts, deductions and credits, as determined in accordance with generally accepted accounting principles, for the entire performance period,

b.	“Cumulative Operating Income” means total gross profit minus total operating expenses, as determined in accordance with generally accepted accounting principles, for the entire performance period, and

c.
“Cumulative Net Cash Flow” means the aggregate change in “cash and cash equivalents” plus “available for sale securities” between the beginning and end of the performance period, as determined in accordance with generally accepted accounting principles, in each case, as adjusted to take into account certain transactions and events that may occur during the performance period, including mergers, acquisitions, proceeds from issuances of debt or payments on outstanding debt, proceeds from secondary stock offerings, certain capital expenditures, periodic or special cash dividends, costs and expenses incurred in association with incentive plans, and certain contribution margin loss associated with the unplanned launch of individual new products.

Security Ownership of Beneficial Owners, Directors and Management, page 20

7.
Disclose, by footnote or otherwise, the natural person(s) who control Weider Health and Fitness.  If they are a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote.  Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

response

The Company advises the Staff that Weider Health and Fitness is a private company and is not a public entity, majority-owned subsidiary of a public entity or registered investment company.  The Company further advises the Staff that at the time of the filing of the Company's proxy statement the Company was not in possession of information about the person(s) who control Weider Health and Fitness and relied on the information contained in the Schedule 13G filed by Weider Health and Fitness. In future filings the Company will include information on the person(s) who control Weider Health and Fitness to the extent such information is publicly disclosed on the Schedule 13G or Schedule 13D reports or amendments filed with the Securities and Exchange Commission or is otherwise in the possession of the Company.

Form 10-Q for the Quarter Ended August 31, 2009

Form 10-Q for the Quarter Ended November 30, 2009

Form 10-Q for the Quarter Ended February 28, 2010

Exhibits 31.1 and 31.2

8.
Please amend all of the above-referenced Form 10-Qs to include all of the required language in paragraph 4 of the certification.  Currently, you omit paragraph 4(b) as well as the second half of the introductory paragraph, both of which speak to the design of your internal controls.  Please also insert the parenthetical phrase that appears in paragraph 4(d) (currently referred to as 4(c) in your certifications).  See Rule 13a-15(e) and 15d-15(e) and Item 601(b)(31) of Regulation S-K.

response

The Company inadvertently omitted paragraph 4(b) of Item 601(b)(31) of Regulation S-K as well as the second half of the introductory paragraph from the Exhibit 31.2 and 31.2 certifications in the above referenced Form 10-Q filings. The Company will file amendments to the above referenced Form 10-Q filings that contain a cover page, explanatory note, signature page and the revised certifications, which will include paragraph 4(b), the second half of the introductory paragraph and the parenthetical phrase that appears in paragraph 4(d).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*             *             *             *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact the undersigned at 801-975-5186 with any questions or further comments the Staff may have regarding this filing or if you wish to discuss the above.

Warm regards,

Joseph W. Baty
Chief Financial Officer

cc:       Mr. Ronald E. Alper, Securities and Exchange Commission
Ms. Mara Ransom, Securities and Exchange Commission
Mr. Mark Faas, Deloitte & Touche
Mr. Charles Ruck, Latham & Watkins